

September 30, 2020

Via E-Mail
Richard Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281

>   **Re: Corelogic, Inc.**
>   **DFAN14A filed September 25, 2020**
>   **Filed by Senator Investment Group, Inc.,** *et al.*
>   **File No. 1-13585**

Dear Mr. Brand:

We have the following comments on the filing listed above. Please address these comments in future filings of any additional soliciting materials.

DFAN14A filed September 25, 2020 - General

1. Avoid presenting statements of opinion as facts in your soliciting materials. Here is one example of a sentence that contains multiple opinions stated as fact: "We have offered compelling value and deal certainty from a uniquely qualified buyer." In future filings please rephrase such statements to make it clear they represent your beliefs.

2. The following kinds of statements in the Letter to CoreLogic Shareholders require support and clarification in future soliciting materials:

   - "Accounting for either CoreLogic's growth or its historical EBITDA-multiple range, our offer represents a multiple well in excess of transactions in the industry."   (Revise to identify the "transactions in the industry" referenced and the period to which you refer).

   - Cannae is led by William P/ Foley II (bill Foley), a prominent operator and investor with an established track record resulting in over $100 billion of market capitalization created for investors." (Clarify the basis for these statements).

- In paragraph 3 of the letter, the reference to "consensus estimates" of forward revenue and EBITDA should identify the sources of these projected figures.

- "The four longest tenured directors have allowed CoreLogic to underperform peers by 532%. Other directors have overseen underperformance of 323%, 247%, and 75% depending on their respective tenures." (Identify the peers to which you refer and the period referenced).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Joshua Apfelroth, Esq. (via email)